NO ACT

RE
3-14-14



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 25 2014

Washington, DC 20549



14005659

March 25, 2014

Act: 1934
Section:
Rule: 14a-8 (OD?)
Public
Availability: 3-25-14

Jonathan Burke
Stroock & Stroock & Lavan LLP
jburke@stroock.com

Re: Corrections Corporation of America
Incoming letter dated March 14, 2014

Dear Mr. Burke:

This is in response to your letter dated March 14, 2014 concerning the shareholder proposal submitted to Corrections Corporation of America by Alex Friedmann. We also have received a letter from Corrections Corporation of America dated March 24, 2014. On February 28, 2014, we issued our response expressing our informal view that Corrections Corporation of America could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: William Cernius
Latham & Watkins LLP
william.cernius@lw.com

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES

Abu Dhabi	Milan
Barcelona	Moscow
Beijing	Munich
Boston	New Jersey
Brussels	New York
Chicago	Orange County
Doha	Paris
Dubai	Riyadh
Düsseldorf	Rome
Frankfurt	San Diego
Hamburg	San Francisco
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.

March 24, 2014

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Request for Reconsideration from Alex Friedmann to Corrections Corporation of America**

Ladies and Gentlemen:

On behalf of our client, this letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Corrections Corporation of America (the "***Company***") received a stockholder proposal (the "***Proposal***") from Alex Friedmann (the "***Proponent***") for inclusion in the Company's proxy statement for its 2014 annual meeting of stockholders. On February 28, 2014, the staff of the Division of Corporation Finance (the "***Staff***") issued a no-action letter stating that it would not recommend enforcement action to the Commission if the Company omits the Proposal from its proxy in reliance upon rule 14a-8(i)(7) (the "***Recommendation***"). On March 14, 2014, the Proponent submitted a letter requesting that the Staff reconsider the Proposal.

We believe the Proponent provides no new arguments in his request for reconsideration that should warrant the Staff to change its Recommendation. Nothing significant has changed in the regulatory environment or the Company's policies to alter the fact that the Proposal deals with a supplier relationship, which, as the Staff has already noted, both in its Recommendation and in its response on February 14, 2014 to another corporation that received substantially the same proposal from the Proponent, can be excluded under rule 14a-8(i)(7).

Additionally, because the Proponent has delayed his request for reconsideration, the Company is left to deal with this uncertainty before filing its proxy statement with the Commission and mailing it to its stockholders. As of the date of this letter, the Company is making its final changes and edits in order to print, mail and provide its proxy to its shareholders on or about April 1, 2014. The Company had moved forward to exclude the Proposal from the proxy after the Staff's Recommendation. Adding the Proposal at this stage would delay the process and increase the time and cost spent on preparing the proxy.

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position.

LATHAM&WATKINS LLP

Please contact the undersigned or Daniel Rees of Latham & Watkins LLP at 714-755-2244 to discuss any questions you may have regarding this matter.

Very truly yours,



William Cernius, Latham & Watkins LLP
william.cernius@lw.com

cc: Alex Friedmann, Stockholder of Corrections Corporation of America
Scott Craddock, Corrections Corporation of America
Steve Groom, Corrections Corporation of America

STROOCK

March 14, 2014

Jonathan M. Burke
Direct Dial: 212-806-5883
jburke@stroock.com

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corrections Corporation of America January 15, 2014 Letter Seeking to Exclude Alex Friedmann's Shareholder Proposal; Request for Reconsideration or Presentation of the Question to the Commission Pursuant to 17 CFR 202.1(d)

Ladies and Gentlemen:

I am writing to you on behalf of Alex Friedmann (the "Proponent"), who submitted a shareholder proposal (the "Proposal") to Corrections Corporation of America (the "Company" or "CCA") to be considered at its 2014 Annual Meeting of Stockholders (the "Annual Meeting"). By letter dated January 15, 2014 (the "No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"), CCA requested that the Staff concur in its view that it may exclude the Proposal from its Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(c) under The Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Additional letters were submitted to the Staff on February 19, 2014 (the "Response Letter") and February 27, 2014 (the "Supplemental Letter") on behalf of the Proponent. The Response Letter and Supplemental Letter detailed why the Proponent believes that the Company failed to meet its burden to exclude the Proposal under the Exchange Act and highlighted the significant social policy issue of prisoner rehabilitation and recidivism implicated by the Proposal, which seeks the reduction of prison phone rates at correctional and detention facilities operated by the Company.

By letter dated February 28, 2014, the Staff issued a no-action letter (the "No-Action Letter"), stating that "[CCA] may exclude the proposal under rule 14a-8(i)(7)." In particular, the Staff noted "that the [P]roposal related to decisions relating to supplier relationships."

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI • WASHINGTON, DC
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

We hereby request that the Staff reconsider its issuance of the No-Action Letter or that the Staff present the question to the Commission pursuant to 17 CFR 202.1(d).

I. Basis for this Request for Staff Reconsideration and Presentation of the Question to the Commission

The Staff has reconsidered the issuance of no-action letters when a shareholder is able to demonstrate, by means of evidence of public debate and recognition on the national consciousness, that the Staff failed on first impression to recognize the significance of the policy considerations implicated by a shareholder proposal. *See Tyson Foods, Inc.* (December 15, 2009) (the Staff reconsidered Rule 14a-8(i)(7) exclusion of a shareholder proposal on account of the "widespread public debate concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues"); *see also* Navistar International Corporation (January 4, 2011) (Staff reversed its prior held position on excluding a shareholder proposal on 14a-8(i)(10) grounds, demonstrating its willingness to reconsider no-action letters).

In issuing the No-Action Letter, the Staff mischaracterized the issue addressed by the Proposal as "reducing inmate telephone services costs" and neglected the underlying significant social policy issue of prisoner rehabilitation and reduction of recidivism rates of released offenders. As stated in the Proposal's supporting statement: "Studies indicate that prisoners who maintain close connections with their families have a lesser chance of reoffending after release, thereby reducing recidivism. However, high ITS [Inmate Telephone Service] rates impose a financial burden that impedes such connections." The Proposal further states that its purpose is to "facilitate communication between prisoners/detainees and their families by reducing ITS costs," which, as explained below in greater detail, has been shown to reduce recidivism rates.

Thus, the significant social policy issue addressed in the Proposal is prisoner rehabilitation and the reduction of recidivism rates, which the Proposal seeks to accomplish by lowering ITS costs at the Company's facilities.

The rehabilitation of prisoners with the aim of reducing recidivism rates after they are released is exactly the kind of significant social policy issue that warrants Staff reversal of its prior grant of a no-action letter.

Moreover, we point to the Staff's frequent holdings that proposals that impact supplier relationships may not be excluded when they focus on significant social policy issues. *See, e.g., AT&T Inc.* (February 7, 2013) (proposal focusing "primarily on the environmental and public health impacts of AT&T's operations" was not excludable);

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI • WASHINGTON, DC
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

Fossil, Inc. (March 5, 2012) (proposal focusing primarily on "environmental impacts of the company's operations" and which did "not seek to micromanage the company to such a degree" was not excludable); *The Gap, Inc.* (March 14, 2012) (proposal requesting that the company end trade partnerships with Sri Lanka until the government of Sri Lanka ceased human rights violations was not excludable).

If the Staff is unable to reverse its position in the No-Action Letter issued to CCA, we request that the Staff present the question to the Commission for review. Pursuant to 17 CFR 202.1(d), questions involving "matters of substantial importance" may be presented to the Commission for review. For the reasons that follow, we also submit that this issue is a matter of substantial importance.

The purpose of this letter is to present the ample evidence of the significance of the issue of prisoner rehabilitation and recidivism, insofar as it relates to the Proposal.

As the Company's Annual Meeting is fast approaching, we respectfully request expedited consideration.

II. Rule 14a-8(i)(7) is Not Intended to be a Basis to Exclude Proposals that Relate to Significant Policy Issues

Like the Proponent in *Tyson Foods, Inc.* (Dec. 15, 2009), we "are unable to reconcile this Staff decision with the Commission's explanation of the meaning of Rule 14a-8(i)(7)." SEC Release 12999 (November 22, 1976), for example, stated:

> "The Commission is of the view that the provision adopted today [(c)(7), now (i)(7)] can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view."

The proponent in *Tyson Foods, Inc.* cited to this release, SEC Release No. 34-40018,[1] and to *Carolina Power & Light Co.* (April 5, 1976) to demonstrate two separate but equally important considerations. The first consideration was that the Staff has, in the past, failed on first instance to see the larger public safety issues implicated by shareholder proposals, "beyond the realm of an issuer's ordinary business operations." And second, that in the past, the Staff has corrected that failure when presented with the opportunity and additional material evidence. The Proponent believes that the first consideration is present here and that the Staff should therefore reconsider and reverse its position in its No-Action Letter issued to CCA.

III. Prisoner Rehabilitation and Recidivism are Significant Policy Issues and are Substantially Important within the Meaning of 17 CFR 202.1(d)

The Staff has no formal standard on what policy issues are considered "significant." However, the proponent in *Tyson Foods, Inc.* aptly identified that the "key criterion is the level of public debate on the issue, with indicia such as media coverage, regulatory activity, high level of public debate and legislative activity." *See Tyson Foods, Inc.* (December 15, 2009). Undeniably, the evidence included in the Response Letter and the Proposal's supporting statement, incorporated by reference herein, demonstrate the significance of prisoner rehabilitation and recidivism with indicia of media coverage, regulatory activity, a high level of public debate and legislative activity. The proponent's argument in *Tyson Foods, Inc.*, however, demonstrates that a secondary criterion also exists: the impact on public safety and health. *See Tyson Foods, Inc.* (December 15, 2009) ("We believe that the Staff has failed to discern a significant policy issue when it clearly exists . . . Just as in the earlier instance [construction of nuclear power plants], the Staff has concluded that a practice that constitutes a great danger to public safety [the use of antibiotics in raising livestock] is not a significant policy issue").

This letter will demonstrate the significant social policy issue of prisoner rehabilitation and recidivism, and the impact of recidivism on public health and safety. Upon reconsideration, the Staff should find that the significance of this issue merits reversal of its prior position.

---

[1] SEC Release No. 34-40018 (May 21, 1998) stated that, "[P]roposals relating to such matters [tasks fundamental to management's ability to run a company on a day-to-day basis] but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI • WASHINGTON, DC
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

There are currently 2.2 million people held in prisons and jails in the United States,[2] and an estimated 95% of prisoners currently in custody will one day be released. Each year, over 635,000 people are released from state and federal prisons.[3] According to an April 2011 report by the Pew Center on the States, the average national recidivism rate for released prisoners is 43.3%.[4] Based on that average recidivism rate, an estimated 275,000 released prisoners will recidivate each year, many having committed additional crimes. This negatively impacts our communities in several ways, including the societal costs of more crime and victimization as well as the substantial fiscal costs of reincarcerating released prisoners who commit new offenses.

Efforts to rehabilitate prisoners with the goal of reforming their behavior and reducing recidivism rates have existed since the first modern prison was constructed in the United States in the late 1700s. Indeed, the word "penitentiary" stems from the notion that offenders could be rehabilitated through repentance.[5]

More recently, Congress has recognized the need to reduce recidivism rates of released prisoners by assisting with their re-entry into society by passing the Second Chance Act, signed into law in April 2008, which provides tens of millions of dollars "to government agencies and nonprofit organizations to provide support strategies and services designed to reduce recidivism by improving outcomes for people returning from prisons, jails, and juvenile facilities" according to the Council of State Governments.[6]

Specifically, with respect to the Proposal, there is a large body of research, stretching over 40 years, related to the link between recidivism rates and prisoners' ability to communicate with their families during their incarceration. For example, according to "Explorations in Inmate-Family Relationships," a 1972 study:

> "The central finding of this research is the strong and consistent positive relationship that exists between parole success and maintaining strong family ties while in prison. Only 50 percent of the 'no contact' inmates completed their first year on parole without being arrested, while 70 percent of those with three visitors were 'arrest free' during this period. In addition, the 'loners' were six times more likely to wind up back in prison during the first year (12 percent returned compared to 2 percent

[2] http://www.bjs.gov/content/pub/pdf/cpus12.pdf
[3] http://www.bjs.gov/content/pub/pdf/p12tar9112.pdf
[4] http://www.pewtrusts.org/uploadedFiles/wwwpewtrustsorg/Reports/sentencing_and_corrections/State_Recidivism_Revolving_Door_America_Prisons%20.pdf
[5] http://www.oxforddictionaries.com/us/definition/american_english/penitentiary
[6] http://csgjusticecenter.org/nrrc/projects/second-chance-act/

> for those with three or more visitors). For all Base Expectancy levels, we found that those who maintained closer ties performed more satisfactorily on parole."

These findings still ring true. An article published in August 2012 in *Corrections Today*, a publication of the American Correctional Association, titled "The Role of Family and Pro-Social Relationships in Reducing Recidivism," noted that:

> "Family can be a critical component in assisting individuals transitioning from incarceration because family members provide both social control and social support, which inhibit criminal activity . . . In contrast, those without positive supportive relationships are more likely to engage in criminal behavior."[7]

Further, according to research published in *Western Criminology Review* in 2006, "a remarkably consistent association has been found between family contact during incarceration and lower recidivism rates."[8] Plus a Vera Institute study, published in October 2012, stated that:

> "Incarcerated men and women who maintain contact with supportive family members are more likely to succeed after their release . . . Research on people returning from prison shows that family members can be valuable sources of support during incarceration and after release. For example, prison inmates who had more contact with their families and who reported positive relationships overall are less likely to be re-incarcerated."[9]

Correctional practices that "facilitate and strengthen family connections during incarceration" can "reduce the strain of parental separation, reduce recidivism rates, and increase the likelihood of successful re-entry," according to a 2005 report by the Re-Entry Policy Council.[10]

A 2003 report by the Washington, D.C.-based Urban Institute, "Families Left Behind: The Hidden Costs of Incarceration and Reentry," revised in 2005, stated:

---

[7] https://www.aca.org/fileupload/177/ahaidar/Flower.pdf
[8] http://wcr.sonoma.edu/v07n2/20-naser/naser.pdf (citing other sources)
[9] http://www.vera.org/files/the-family-and-recidivism.pdf
[10] http://csgjusticecenter.org/wp-content/uploads/2013/03/Report-of-the-Reentry-Council.pdf

> "Research findings highlight the importance of contact among family members during incarceration. Facilitating contact has been shown to reduce the strain of separation and increase the likelihood of successful reunification. Studies comparing the outcomes of prisoners who maintained family connections during prison through letters and personal visits with those who did not suggest that maintaining family ties reduces recidivism rates."[11]

In addition, a 2004 study by the Urban Institute noted, "[o]ur analysis found that [released prisoners] with closer family relationships, stronger family support, and fewer negative dynamics in relationships with intimate partners were more likely to have worked after release and were less likely to have used drugs." The study authors, Christy Visher, Vera Kachnowski, Nancy La Vigne and Jeremy Travis, concluded, "[i]t is evident that family support, when it exists, is a strong asset that can be brought to the table in the reentry planning process."[12]

To the extent that maintaining family relationships during incarceration results in lower recidivism rates (i.e., fewer crimes committed by released prisoners), this issue affects the public's health and safety as a whole. Moreover, because many prisoners are housed at facilities located far from their families (federal prisoners, for example, may be held at any federal prison in the United States), phone calls are the primary means of maintaining family ties during incarceration. Thus, to the extent that prison phone calls are a primary means of maintaining such family relationships during incarceration, the affordability of those phone calls is also of significant importance, as high phone rates create financial barriers to communication between prisoners and their families.

When the Federal Communications Commission (the "FCC") voted in August 2013 to reduce the cost of interstate prison phone calls nationwide – the FCC's order partially went into effect in February 2014 – the issue of rehabilitation and recidivism played a central role in the FCC's decision.

As stated by FCC Commissioner Mignon Clyburn: "[s]tudies have shown that having meaningful contact beyond prison walls can make a real difference in maintaining community ties, promoting rehabilitation, and reducing recidivism. Making these calls more affordable can facilitate all of these objectives and more."[13] Additionally, as acknowledged by the largest prison phone provider in the nation, Global Tel*Link:

---

[11] http://www.urban.org/UploadedPDF/310882_families_left_behind.pdf (internal footnotes omitted)
[12] http://www.urban.org/UploadedPDF/310946_BaltimorePrisoners.pdf
[13] http://transition.fcc.gov/Daily_Releases/Daily_Business/2013/db0926/FCC-13-113A2.txt

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI • WASHINGTON, DC
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

"[s]tudies and reports continue to support that recidivism can be significantly reduced by regular connection and communications between inmates, families and friends – [a] 13% reduction in felony reconviction and a 25% reduction in technical violations."[14] And Kevin O'Neil, president of Telmate, another prison phone service provider, agreed, stating, "[t]he more inmates connect with their friends and family members the less likely they are to be rearrested after they're released."[15]

Thus, there is a direct correlation between maintaining communication between prisoners and their families during incarceration and successful post-release outcomes, including lower recidivism rates. Further, as phone calls are the primary means of communication for many prisoners and their family members, there is a direct correlation between the ability of prisoners to maintain phone communication with their families and the cost – i.e., affordability – of prison phone calls.

Reducing the cost of prison phone calls demonstrably results in an increase in telephone communication by prisoners. For example, New York Department of Corrections and Community Supervision Acting Commissioner Anthony J. Annucci stated in a July 8, 2013 letter to the FCC that after New York's prison system eliminated commissions on prison phone calls in 2007, thereby substantially reducing the cost of such calls, "[t]he number of completed calls has risen steadily from 5.4 million in 2006, to what we are projecting to be over 14 million in 2013 . . . Clearly, lower phone rates have made calling a more attractive option for inmates as the numbers previously provided indicate."[16]

In summary, reducing the cost of prison phone calls facilitates greater communication between prisoners and their family members, which correlates with lower recidivism rates and thus less crime and victimization in our communities. This issue thus clearly constitutes a significant social policy issue, and directly impacts public safety.

IV. Conclusion

For the foregoing reasons, we respectfully request that the Staff reverse its prior position that prisoner rehabilitation and reduction of recidivism rates is not significant enough to preclude CCA's reliance on Rule 14a-8(i)(7) to exclude the Proponent's Proposal. If

[14] Petitioners' Opposition to Petition for Stay of Report and Order Pending Appeal, FCC - WC Docket No. 12-375, Exhibit D, page 6 (October 29, 2013)
[15] www.telmate.com/oregon-doc-installatio
[16] http://transition.fcc.gov/files/documents/NYStateDepartmentofCorrectionsletter.pdf

the Staff is unwilling to reverse its position, we request that the Staff present the question to the Commission for review pursuant to 17 CFR 202.1(d).

If additional information is necessary in support of any of the Proponent's positions, I would appreciate an opportunity to speak with the Staff by telephone prior to the issuance of a written response. Please do not hesitate to contact me at (212) 806-5883 or by email at: jburke@stroock.com or Jeffrey Lowenthal in this office at (212) 806-5509 or by email at: jlowenthal@stroock.com if we can be of any further assistance in this matter.

Respectfully yours,



Jonathan Burke

cc: Steve Groom, Esq.
Scott Craddock, Esq.
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215

William J. Cernius, Esq.
Daniel E. Rees, Esq.
Latham & Watkins
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626-1925

Alex Friedmann
5331 Mt. View Road #130
Antioch, TN 37013

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI • WASHINGTON, DC
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM